SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2007

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release -COPA AIRLINES REPORTS A 91 PERCENT ON-TIME PERFORMANCE FOR 1st QUARTER 2007

Copa Airlines Reports a 91 Percent On-Time Performance for 1st Quarter 2007

Copa’s on-time performance continues to be among the best in the airline industry worldwide

          PANAMA CITY, April 16 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings SA (NYSE: CPA), today reported a 1st Quarter 2007 on-time performance of 91 percent and a flight completion factor of 99.8 percent.  The airline measures on-time performance utilizing international airline industry standards.

          ”Our industry-leading on-time performance numbers are a result of our company’s commitment to provide our passengers what they value the most,” said Pedro Heilbron, CEO of Copa Airlines.  “We not only have the best intra-Latin American network with the most destinations and frequencies, but our team also does an outstanding job of getting our passengers to their destinations on time.”

          Copa Airlines offers nonstop service to Panama City and connections from four U.S. cities: twice daily from Miami, daily from New York City and Los Angeles, and six times a week from Orlando.

          Copa Airlines is one of the leading passenger airlines in Latin America. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa offers more than 110 daily flights through a network that serves 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental have a strategic alliance that includes joint participation in Continental’s award-winning frequent flyer program, OnePass. For more information, visit www.copaair.com .  CPA-G

          CONTACT:
          Patricia Roquebert - Panama
          507-304-2927

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 04/16/2007
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO